UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Angelica Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

034663104
(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2007
(Date of Event which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PIRATE CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-

8 SHARED VOTING POWER

935,147

9 SOLE DISPOSITIVE POWER

-0-

10 SHARED DISPOSITIVE POWER

935,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

935,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON*

IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 3 OF 5 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

THOMAS R. HUDSON JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-

8 SHARED VOTING POWER

935,147

9 SOLE DISPOSITIVE POWER

-0-

10 SHARED DISPOSITIVE POWER

935,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

935,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 4 OF 5 PAGES

The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, Amendment No. 7 on September 5, 2006, Amendment No. 8 on May 25, 2007, Amendment No. 9 on July 2, 2007, Amendment No. 10 on July 9, 2007, and Amendment No. 11 on July 12, 2007, is hereby amended by this Amendment No. 12 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On July 18, 2007, Pirate Capital sent a letter to the board of directors of the Issuer (the “July 18 Letter”), among other things, questioning the Issuer’s re-engagement of Morgan Joseph & Company as its strategic advisor. A copy of the July 18 Letter is attached hereto as Exhibit 8 and incorporated herein by reference.

CUSIP NO. 034663104	SCHEDULE 13D	PAGE 5 OF 5 PAGES

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007 (previously filed)

Exhibit 7- Letter to the Board of Directors, dated July 12, 2007 (previously filed)

Exhibit 8- Letter to the Board of Directors, dated July 18, 2007

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2007

PIRATE CAPITAL LLC

By: /s/ Thomas R. Hudson Jr.
Name: Thomas R. Hudson Jr.
Title: Manager

/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.

EXHIBIT INDEX

Exhibit 1	-	Joint Filing Agreement (previously filed)

Exhibit 2	-	Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3	-	Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4	-	Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5	-	Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6	-	Letter to the Board of Directors, dated July 9, 2007 (previously filed)

Exhibit 7	-	Letter to the Board of Directors, dated July 12, 2007 (previously filed)

Exhibit 8	-	Letter to the Board of Directors, dated July 18, 2007

Exhibit 8

July 18, 2007

VIA FACSIMILE

Board of Directors of Angelica Corporation
c/o Stephen M. O'Hara
President and Chief Executive Officer
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017−3406

Dear Members of the Board:

With reference to the response letter of Angelica Corporation (“Angelica” or the “Company”) of yesterday, we see the response as every bit as opaque as the Company’s purported strategy for moving forward. The response informs us that the Company has extended the engagement of Morgan Joseph & Company (“Morgan Joseph”), the same firm that has apparently been spearheading as consultants since February 21, 2006 what we see as the Company’s recent failing corporate initiatives. Our recent demands clearly did not mean that the Company should retain what we believe to be the same ineffectual investment banking firm it had already retained, and then advise the marketplace of the firm’s apparent muddled mandate. We demanded that the Company engage a nationally recognized investment banking firm that would focus on increasing shareholder value through extraordinary transactions such as the sale of the Company. Morgan Joseph has apparently been involved with the Company almost 17 months, and it is not apparent to us that this engagement has done the Company any good, and further not apparent that the engagement has moved the Company any closer to a sale. So why extend the engagement, and muddle the firm’s mandate with whatever else the firm has been doing for the Company over the last 17 months?

It is evident to us that the Board doesn’t understand what we believe the Angelica shareholders want. We don’t believe the shareholders want the same old investment banking firm to do more analysis, but to recommend action that will in fact maximize shareholder value, such as a sale of the Company. The investment banking firm engaged by the Company should focus on extraordinary transactions for the Company, such as a sale, not play a general advisory role for Angelica. If we don’t get satisfactory action by the Board in this regard, we will have no choice but to nominate one or more persons to the Company’s board of directors at the upcoming annual shareholders’ meeting.

We continue to believe that the investigation of the sale of Angelica, led by a nationally recognized investment bank, will confer the most sensible strategy for delivering optimal shareholder value. We look forward to clarity on this point from the Board, in the form of further public disclosure, and to your full cooperation in effecting the best outcome for shareholders.

Sincerely,

/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Manager